April 2, 2015

Ms. Maryse Mills-Apenteng

Special Counsel

Securities and Exchange Commission

Washington, DC

c/o Mills-ApentengM@SEC.GOV

Re: OptiLeaf, Incorporated

Registration Statement on Form S-1

Filed February 10, 2015

File No. 333-202003

Dear Ms. Mills-Apenteng,

We have received your comment letter of March 9, 2015 regarding the referenced filing, and we have revised the Registration Statement, and today filed an S1-A as set forth below. The below is a comment by comment description as to how we have addressed each comment in our amended filing.

1.	Our client has modified its website to remove all “Investor Information” from the site.

2.	We do not believe we are a shell company, rather we are more appropriately defined as a “Development State Company pursuing an actual business plan” as that term is defined under the rule. This is demonstrated by (1) our initial funding, which is substantial and much more than would ever be needed to maintain a “shell”, (2) the fact that we have full time employees working to complete the development of our technology; (3) we are not seeking, and have no present intention of seeking any type of merger, acquisition or business combination.

3.	We have removed the term “legal cannabis” and “legally authorized” from the document.

4.	The $6,000 was collected subsequent to our initial filing, and will no longer be reflected as a subscription receivable in our next Financial Statements.

5.	This has been done.

6.	These errors have been corrected.

7.	We revised the disclosure accordingly.

8.	We have made substantial revisions to these various sections of our filing to address this comment.

9.	We have revised these sections accordingly.

10.	We have removed all such statements.

11.	We have added this risk factor.

12.	We have added this risk factor.

13.	We have clarified and addressed this issue.

14.	We have clarified and addressed this issue.

15.	We have corrected and clarified this.

16.	We have added this risk factor.

17.	We have expanded this risk factor.

18.	We have removed all references to any named third parties from these sections.

19.	We have clarified and revised this section accordingly.

20.	We have removed all revenue forecasts from the filing.

21.	We have removed any reference to any named third parties from these sections.

22.	We have amended this disclosure to clarify our current business activities.

23.	We have removed this language and revised this section accordingly.

24.	We have clarified and revised these sections accordingly.

25.	We have revised this section accordingly.

26.	We have significantly revised these sections per your comment.

27.	We have significantly revised these sections per your comment.

28.	We have revised this section accordingly.

2

29.	We have revised this section accordingly.

30.	We are of the opinion that the stock purchased by James Byrd has a market value of less than $50,000, and therefore a disclosure under Item 509 is not required.

31.	We have corrected this disclosure accordingly.

32.	We have corrected this disclosure accordingly.

33.	We have revised these sections accordingly.

34.	We have filed a revised and corrected Consent.

35.	We have corrected the filing accordingly.

36.	We have corrected the filing accordingly.

Thank you very much for your consideration in this matter. If you have any additional questions or wish to discuss the matter further, please feel free to contact me either through email – jim@byrdbyrd.com or at the office (407) 378-2030, or on my cell phone (407) 312-4405.

Sincerely yours,

/s/ James S. Bryd
James S Byrd, Jr.
Byrd & Byrd, PL

3
.3